Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Offer Update
Released	11:14 01-Jun-06

OFFER UPDATE

Wolseley Bristol Limited

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE

1 June 2006

Recommended cash offer

by

UBS Limited
(“UBS Investment Bank”)

on behalf of

Wolseley Bristol Limited
(a wholly-owned subsidiary of Wolseley plc)
and
(in the United States) by Wolseley Bristol Limited itself

for

Brandon Hire plc

COMPULSORY ACQUISITION OF OUTSTANDING BRANDON HIRE SHARES

On 10 April 2006, Wolseley Bristol Limited (“Wolseley Acquisitions”) made a recommended cash offer (the “Offer”) for the entire issued and to be issued ordinary share capital of Brandon Hire plc (“Brandon Hire”).

Wolseley Acquisitions announces that by 3.00 p.m. on 11 May 2006 it had received valid acceptances in respect of or otherwise contracted to acquire 32,156,126 Brandon Hire Shares, representing approximately 90.02 per cent. of Brandon Hire Shares to which the Offer relates. As at 3.00 p.m. on 31 May 2006, Wolseley Acquisitions had received valid acceptances in respect of or otherwise contracted to acquire 34,945,717 Brandon Hire Shares, representing approximately 97.83 per cent. of Brandon Hire Shares to which the Offer relates.

Accordingly, Wolseley Acquisitions is today despatching compulsory acquisition notices under section 429 of the Companies Act to the holders of Brandon Hire Shares who have not yet accepted the Offer. The transfer of the compulsorily acquired Brandon Hire Shares is expected to take place on or after 13 July 2006.

The Offer will remain open for acceptance until further notice. At least 14 days notice will be given by an announcement before the Offer is closed.

Terms defined in the Offer Document dated 10 April 2006 have the same meaning in this announcement unless the context otherwise requires.

Enquiries:

Wolseley plc

Investors/Analysts:
Guy Stainer	+44 118 929 8744
Head of Investor Relations	+44 773 977 8187

John English	+1 513 771 9000
Director of Investor Relations,	+1 513 328 4900
North America

Press:
Penny Studholme	+44 118 929 8886
Director of Corporate Communications	+44 786 055 3834

UBS Investment Bank	+44 20 7568 1000
(Financial adviser to Wolseley)
Liam Beere
Tim Waddell
James Robertson

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of other jurisdictions. Such persons should inform themselves and observe any applicable requirements of those jurisdictions.

The Offer is not being made in or into, and is not capable of acceptance in or from, Canada, Australia or Japan. Accordingly, copies of this announcement and any offer documents are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute documents in or into Canada, Australia or Japan.

This press release does not constitute the solicitation of an offer to buy securities in Canada, Australia or Japan or in any other jurisdiction in which such solicitation would be unlawful.

UBS Investment Bank is acting for Wolseley Bristol Limited and Wolseley plc in connection with the Offer and no-one else and will not be responsible to anyone other than Wolseley Bristol Limited and Wolseley plc for providing the protections offered to clients of UBS Investment Bank nor for providing advice in relation to the Offer.

END